UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(RULE 13E-100)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
RADIATION THERAPY SERVICES, INC.
(Name of the Issuer)
RADIATION THERAPY SERVICES, INC.
RADIATION THERAPY SERVICES HOLDINGS, INC.
RTS MERGERCO, INC.
RADIATION THERAPY INVESTMENTS, LLC
VESTAR CAPITAL PARTNERS V, L.P.
VESTAR ASSOCIATES V, L.P.
VESTAR MANAGERS V LTD.
HOWARD M. SHERIDAN
DANIEL E. DOSORETZ
JAMES H. RUBENSTEIN
MICHAEL J. KATIN
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
750323206
(CUSIP Number of Class of Securities)

Daniel E. Dosoretz	James L. Elrod, Jr.
Chief Executive Officer	Radiation Therapy Investments, LLC.
Radiation Therapy Services, Inc.	c/o Vestar Capital Partners V, L.P.
2234 Colonial Boulevard	245 Park Avenue, 41st Floor
Ft. Myers, Florida 33907	New York, New York 101167
(239) 931-7275	(212) 351-1600
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies to:

Robert J. Grammig, Esq.	Michael Movsovich, Esq.	Darrell C. Smith, Esq.
Holland & Knight, LLP	Kirkland & Ellis, LLP	Shumaker, Loop & Kendrick, LLP
100 North Tampa Street	153 East 53rd Street	101 E. Kennedy Boulevard
Suite 4100	New York, New York 10022	Suite 2800
Tampa Florida 33602-3644	(212) 446-4800	Tampa, Florida 33602
(813) 227-8500		(813) 229-7600
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1934.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$799,436,548	$24,543

*	For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (I) 23,725,688 the number of shares of common stock (including restricted stock obligations) that are proposed to be acquired in the merger and (II) the merger consideration of $32.50 in cash per share of common stock, plus (y) $28,351,688 expected to be paid to holders of options to purchase common stock with an exercise price of less than $32.50 per share in exchange for cancellation of such options, ((x) and (y) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by .00003070.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $24,543
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Persons: Radiation Therapy Services, Inc.
Date Filed: November 21, 2007

Item 15. Additional Information
Item 16. Exhibits
SIGNATURE
EXHIBIT INDEX

Introduction
          This Amendment No. 3 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Radiation Therapy Services, Inc., a Florida corporation (“RTS” or the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction, (2) Radiation Therapy Services Holdings, Inc. (“Parent”), a Delaware corporation, (3) RTS MergerCo, Inc. (“Merger Sub”), a Florida corporation, (4) Radiation Therapy Investments, LLC (“Holdings”), a Delaware limited liability company wholly owned by Vestar Capital Partners V, L.P., (5) Vestar Capital Partners V, L.P. (“Vestar”), a Cayman Islands exempted limited partnership, (6) Vestar Associates V, L.P. (“Associates”), a Scottish limited partnership, (7) Vestar Managers V Ltd., a Cayman Islands exempted company (“Managers”), (8) Howard M. Sheridan, Chairman of the Board of Directors of RTS, (9) Daniel E. Dosoretz, President, Chief Executive Officer and Director of RTS, (10) James H. Rubenstein, Medical Director, Secretary and Director of RTS and (11) Michael J. Katin, a Director of RTS (each a “Filing Person” and collectively the “Filing Persons”).
          On October 19, 2007, RTS, Parent, Merger Sub and Holdings entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into RTS with RTS continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).
          This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.
Item 15. Additional Information
Regulation M-A Item 1011
     Item 15. (b) is hereby amended and supplemented as follows:
     On February 6, 2008, at a special meeting of RTS’s shareholders, RTS’s shareholders voted to approve the Agreement and Plan of Merger, dated October 19, 2007, by and among RTS, Parent, MergerSub and Holdings (for purpose of Section 7.2 only).
     On February 21, 2008, RTS filed an Articles of Merger with the Secretary of State of the State of Florida, pursuant to which Merger Sub was merged with and into RTS, with RTS continuing as the surviving corporation. As a result of the Merger, RTS became a wholly-owned subsidiary of Parent. At the effective time of the Merger, (i) each outstanding share of common stock of RTS (other than shares held by RTS or its subsidiaries, or by Holdings, Parent or Merger Sub) was automatically converted into the right to receive $32.50 in cash, without interest, and (ii) the separate corporate existence of Merger Sub ceased.
     As a result of the Merger, RTS common stock ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) as of the close of trading on February 21, 2008 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rule 12g-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, on February 21, 2008, RTS filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission to deregister its common stock under the Exchange Act.
Item 16. Exhibits
Regulation M-A Item 1016
Item 16 is amended and supplemented by the addition of the following exhibit thereto:
     (a)(3) Press release, dated February 21, 2008, incorporated herein by reference to Exhibit 99 of the current report on Form 8-K filed by RTS with the SEC on February 21, 2008.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 21, 2008	RADIATION THERAPY SERVICES, INC.
	By:	/s/ Daniel E. Dosoretz
		Name:	Daniel E. Dosoretz
		Title:	Chief Executive Officer

1

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 21, 2008	RADIATION THERAPY SERVICES HOLDINGS, INC.
	By:	/s/ Erin L. Russell
		Name:	Erin L. Russell
		Title:	Vice President

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 21, 2008	RTS MERGERCO, INC.
	By:	/s/ Erin L. Russell
		Name:	Erin L. Russell
		Title:	Vice President

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 21, 2008	RADIATION THERAPY INVESTMENTS, LLC
	By:	/s/ Erin L. Russell
		Name:	Erin L. Russell
		Title:	Vice President

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 21, 2008	VESTAR CAPITAL PARTNERS V, L.P.
	By:	Vestar Associates V, L.P.
its General Partner

	By:	Vestar Managers V Ltd.,
its General Partner

	By:	/s/ Jack Feder
		Name:	Jack Feder
		Title:	Managing Director

2

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 21, 2008	VESTAR ASSOCIATES V, L.P.
	By:	Vestar Managers V Ltd.,
its General Partner

	By:	/s/ Jack Feder
		Name:	Jack Feder
		Title:	Managing Director

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 21, 2008	VESTAR MANAGERS V, LTD.
	By:	/s/ Jack Feder
		Name:	Jack Feder
		Title:	Managing Director

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: February 21, 2008

/s/ Daniel E. Dosoretz
Daniel E. Dosoretz

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: February 21, 2008

/s/ James H. Rubenstein
James H. Rubenstein

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: February 21, 2008

/s/ Howard M. Sheridan
Howard M. Sheridan

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: February 21, 2008

/s/ Michael J. Katin
Michael J. Katin

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EXHIBIT INDEX
     (a)(1) Definitive Proxy Statement filed with the Securities and Exchange Commission on January 15, 2008.
     (a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Definitive Proxy Statement.
     (a)(3) Press release, dated February 21, 2008.*****
     (b)(1) Commitment Letter, dated as of October 19, 2007, by and among Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC and Radiation Therapy Services Holdings, Inc.*
     (b)(2) Equity Commitment Letter, dated as of October 19, 2007, by and between Vestar Capital Partners V, L.P. and Radiation Therapy Services Holdings, Inc.*
     (c)(1) Opinion of Morgan Joseph & Co. Inc., attached as Annex B to the Definitive Proxy Statement.
     (c)(2) Financial analysis presentation materials, dated October 18, 2007, prepared by Morgan Joseph & Co. Inc., for the Special Committee of the Board of Directors of Radiation Therapy Services, Inc.**
     (c)(3) Presentation materials, dated September 19, 2007, prepared by Morgan Joseph & Co. Inc., for the Special Committee of the Board of Directors of Radiation Therapy Services, Inc.****
     (c)(4) Presentation materials, dated July 24, 2007, prepared by Morgan Joseph & Co. Inc., for the Special Committee of the Board of Directors of Radiation Therapy Services, Inc.****
     (c)(5) Presentation materials, dated July 13, 2007, prepared by Morgan Joseph & Co. Inc., for the Special Committee of the Board of Directors of Radiation Therapy Services, Inc.****
     (c)(6) Presentation materials, dated April 26, 2007, prepared by Wachovia Capital Markets, LLC for the Board of Directors of Radiation Therapy Services, Inc.****
     (c)(7) Presentation materials, dated June 21, 2007, prepared by Wachovia Capital Markets, LLC for the Board of Directors of Radiation Therapy Services, Inc.****
     (c)(8) Presentation materials, dated October 5, 2007, prepared by Wachovia Capital Markets, LLC for the Board of Directors of Radiation Therapy Services, Inc.****

     (d)(1) Agreement and Plan of Merger, dated as of October 19, 2007, by and among Radiation Therapy Services, Inc., Radiation Therapy Services Holdings, Inc. and RTS MergerCo, Inc. and Radiation Therapy Investments, LLC (for purposes of Section 7.2 only) attached as Annex A to the Proxy Statement.*
     (d)(2) Form of Amended and Restated Limited Liability Company Agreement of Radiation Therapy Investments, LLC.*
     (d)(3) Form of Securityholders Agreement by and among Radiation Therapy Investments, LLC and the securityholders party thereto.*
     (d)(4) Form of Radiation Therapy Investments, LLC 2008 Unit Award Plan.*
     (d)(5) Form of Management Agreement by and among Radiation Therapy Services Inc., Radiation Therapy Services Holdings, Inc., Radiation Therapy Investments, LLC and Vestor Capital Partners.***
     (d)(6) Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Daniel E. Dosoretz, including forms of Rollover Subscription Agreement, Employment Agreements and Incentive Unit Subscription Agreement attached as exhibits thereto.*
     (d)(7) Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Howard M. Sheridan, including forms of Rollover Subscription Agreement, Employment Agreement and Incentive Unit Subscription Agreement attached as exhibits thereto. *
     (d)(8) Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and James H. Rubenstein, including forms of Rollover Subscription Agreement, Employment Agreements and Incentive Unit Subscription Agreement attached as exhibits thereto. *
     (d)(9) Support and Voting Agreement, dated as of October 19, 2007, by and among Radiation Therapy Investments, LLC, Radiation Therapy Services Holdings, Inc. and Michael J. Katin, including forms of Rollover Subscription Agreement, Employment Agreement and Incentive Unit Subscription Agreement attached as exhibits thereto. *
     (f) Sections 607.1301-607.1333 of the Florida Business Corporation Act, attached as Annex C to the Definitive Proxy Statement.
     (g) None.

*	Incorporated by reference to the statement on Schedule 13D dated October 19, 2007 and filed by the filing persons with the Securities and Exchange Commission on October 29, 2007.

**	Filed as an Exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on November 23, 2007.

***	Incorporated by reference to Amendment No. 1 to the statement on Schedule 13D dated October 19, 2007 and filed by the filing persons with the Securities and Exchange Commission on December 21, 2007.

****	Filed as an Exhibit to the Schedule 13E-3 Amendment No. 1 filed with the Securities and Exchange Commission on December 21, 2007.

*****	Incorporated herein by reference to Exhibit 99 of the current report on Form 8-K filed by RTS with the SEC on February 21, 2008.